DELAYING AMENDMENT

Carbon Natural Gas Company

1700 Broadway, Suite 2020

Denver, Colorado 80290

August 26, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Delaying Amendment for Carbon Natural Gas Company (the “Registrant”)

Registration Statement on Form S-1, File No. 333-176287 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement. The Registration Statement on Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2011.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant.

If you have any questions or comments, please do not hesitate to contact Kevin Struzeski at (303) 720-7037 or Theresa M. Mehringer, Esq. at (303) 796-2626.

CARBON NATURAL GAS

By:	/s/ Kevin Struzeski

Name:	Kevin Struzeski

Title:	Chief Financial Officer